Exhibit 99.1

UTStarcom Reports Unaudited First Quarter 2012 Financial Results

BEIJING, China, May 16, 2012 - UTStarcom Holdings Corp. (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and broadband for cable and telecom operators, today reported financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Highlights

•                  First quarter 2012 total revenues increased 23.8% year over year to $46.7 million, compared to $37.7 million of adjusted revenue in the first quarter 2011 excluding $23.6 million amortization of Personal Handy-phone System (“PHS”) deferred revenue and is a non-GAAP measure.

•                  First quarter 2012 gross profit increased 69.6% year over year to $18.4 million, compared to $10.9 million of adjusted gross profit in the first quarter 2011 excluding $8.2 million gross profit related to amortized PHS deferred revenue.

•                  First quarter 2012 gross profit as a percentage of net sales, or gross margin, was 39.5% compared to 31.1% in the first quarter 2011. First quarter 2011 gross margin excluding PHS deferred revenue amortization was 28.8%.

•                  First quarter 2012 operating expenses decreased 26.5%, year over year to $22.2 million, compared to $30.2 million in the first quarter 2011.

•                  As of March 31, 2012, cash, cash equivalents and short-term investments were $285.4 million.

•                  Net cash used in operating activities for the first quarter 2012 was $14.7 million, compared to $39.4 million net cash used in operating activities for the first quarter 2011.

“Closing out the first quarter, we are pleased with the year-over-year growth of our traditional equipment business and our progress in ramping up our media operational support services business,” said UTStarcom Chief Executive Officer and Chairman Jack Lu. “We continue to experience an uptick in demand in China among higher-margin cable customers, as the country’s cable operators increase their investments in network infrastructure upgrades. For 2012, we anticipate a healthy revenue growth rate, stable gross margin and improvement in operational cash flow.”

Mr. Lu continued, “Our current growth initiative to build out our media operational support service business, namely our video service cloud or VSC platform, is rolling out smoothly. The VSC’s video distribution network service and video conferencing service now serve several clients in a trial phase, and we expect some of them to commercialize in the second quarter of this year.”

First Quarter 2012 Financial Results

Revenues

UTStarcom’s total revenues for the first quarter 2012 were $46.7 million, a decrease of 23.8% year over year from $61.3 million for the corresponding period of 2011. First quarter 2012 and first quarter 2011 GAAP total revenues are not comparable as deferred revenue amortization related to PHS of $23.6 million was only included in the first quarter 2011 but not included in the first quarter 2012 because deferred revenue amortization related to PHS ended at the end of 2011. Excluding first quarter 2011 amortization of PHS deferred revenue, total revenues for the first quarter 2012 increased 23.8% year over year.

•                  Net sales from equipment for the first quarter 2012 were $38.7 million, a decrease of 26.8% year over year. Deferred revenue amortization related to PHS of $23.6 million was included in net sales from equipment in the first quarter 2011 results.  Excluding first quarter 2011 PHS deferred revenue amortization, net sales from equipment for the first quarter 2012 increased 32.2% year over year. The increase was mainly driven by increased sales of MSTP products in Taiwan and MSAN products in Japan compared to the first quarter 2011.

•                  Net sales from equipment-based services for the first quarter 2012 were $7.8 million, a decrease of 6.6% year over year. The decrease was primarily driven by less next generation network (“NGN”) service contracts in China, partially offset by increased service revenue from the Company’s international business.

•                  Net sales from operational support services for the first quarter 2012 were approximately $0.2 million as a result of IP signage revenue sharing project and technology service revenue generated by the Company’s iTV.cn subsidiary.

Gross Profit

UTStarcom’s gross profit was $18.4 million, or 39.5% of net sales, for the first quarter 2012, compared to $19.1 million, or 31.1% of net sales, for the corresponding period of 2011. Deferred revenue amortization related to PHS of $23.6 million with 34.8% gross margin was included in the first quarter 2011 results. First quarter 2011 gross profit, excluding PHS-related gross profit, was $10.9 million, or 28.8% of net sales.

•                  Gross profit for equipment sales in the first quarter 2012 was $16.3 million, a decrease of 5.0% year over year. Gross margin for equipment sales in the first quarter of 2012 was 42.1%, compared to 32.4% for the corresponding period in 2011. The margin increase was primarily due to increased sales of higher gross margin MSAN and MSTP products in the first quarter 2012 and gross margin improvement in China. Gross margin for equipment sales in the first quarter 2012 also included $1.3 million for reversal of third party commission reserve, purchase order liability accrual and sale of previously reserved inventory, which positively impacted the Company’s gross margin in the first quarter 2012.

Deferred revenue amortization related to PHS of $23.6 million with 34.8% gross margin was included in equipment sales in the first quarter 2011 results. Gross profit and gross margin for equipment sales, excluding PHS-related gross profit and gross margin, was $8.9 million and 30.5% for the first quarter 2011.

•                  Gross profit for equipment-based services in the first quarter 2012 was $2.2 million, an increase of 2.4% year over year. Gross margin for equipment-based services in the first quarter of 2012 was 28.8%, compared to 26.2% for the corresponding period of 2011. The margin increase was primarily due to gross margin improvement of RollingStream® service contracts in China.

•                  Gross loss for operational support services in the first quarter 2012 was approximately $0.1 million as a result of the amortization of the costs of revenue-sharing projects and equipment leasing by iTV.cn subsidiary.

Operating Expenses

Operating expenses for the first quarter 2012 were $22.2 million, a decrease of 26.5% year over year, from $30.2 million in the corresponding period in 2011.

•                  Selling, general and administrative expenses in the first quarter 2012 were $14.4 million, a decrease of 25.4% year over year. The decrease was primarily due to a decrease in bad debt expense, a decrease in personnel costs as a result of continued restructuring efforts in 2011, and a reduction in rental costs after relocating the Company’s Hangzhou and Beijing offices to new sites in the second quarter 2011.

•                  Research and Development (“R&D”) expenses in the first quarter 2012 were $7.1 million, a decrease of 5.8% year over year. The decrease was primarily due to a reduction in personnel costs as a result of the Company’s restructuring efforts in 2011, the proceeds from the sale of certain patents and a decrease in prototype parts used in R&D.

•                  Amortization of intangible assets in the first quarter 2012 was approximately $0.3 million, which remained the same year over year.

•                  Restructuring costs for the first quarter 2012 were $0.5 million, compared to costs of $3.1 million for the corresponding period of 2011. The decrease in restructuring costs was primarily the result of substantial completion of the restructuring plans in 2011. UTStarcom does not expect to incur significant additional restructuring charges in 2012 related to previous restructuring plans.

•                  Net gain on divestitures in the first quarter 2012 was $0.2 million which was the contingent gain realized upon releasing of the remaining obligations in connection with the sale of China Packet Data Services Node (“PDSN”) assets in the third quarter of 2010.

Operating Income (Loss)

Operating loss for the first quarter 2012 was $3.8 million, compared to an operating loss of $11.1 million in the corresponding period of 2011.

Net Other Income (Expense)

Net other income for the first quarter of 2012 was $0.6 million, compared to net other income of $1.0 million for the corresponding period of 2011. Net other income for the first quarter 2012 primarily consisted of a $0.5 million foreign exchange gain, primarily attributed to the depreciation of the Japanese yen against the U.S. dollar and the appreciation of the Indian rupee against the U.S. dollar. Net other income in the first quarter of 2011 primarily consisted of $0.7 million foreign exchange gain mainly as a result of the appreciation of the Chinese renminbi, Euro and Indian rupee against the U.S. dollar, and the depreciation of the Japanese yen against the U.S. dollar, and $0.4 million of subsidy income from the Chinese government, which was offset by other miscellaneous expenses.

Net Income (Loss)

Net loss attributable to UTStarcom shareholders for the first quarter 2012 was $4.2 million. Net loss attributable to UTStarcom shareholders for the first quarter 2011 was $10.3 million.

Basic and diluted loss per share for the first quarter 2012 amounted to $0.03. Basic and diluted loss per share for the first quarter 2011 was $0.07.

Cash Flow

•                  Net cash used in operating activities for the first quarter 2012 was $14.7 million. The Company’s operating activities were impacted by the change in operating assets and liabilities of $11.7 million.

•      Net cash used by investing activities for the first quarter 2012 was $0.7 million.

•                  Net cash used in financing activities for the first quarter 2012 was $0.4 million.

As of March 31, 2012, UTStarcom had cash, cash equivalents and short-term investments of $285.4 million.

About Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization had been excluded prior to each time period reflected. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Financial Data” set forth at the end of this press release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding amortization of PHS revenue that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.  However, these non-GAAP measures are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

First Quarter 2012 Conference Call Details

UTStarcom’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Wednesday, May 16, 2012 (8:00 p.m. Beijing/Hong Kong Time on May 16, 2012).

The conference call dial-in numbers are as follows:

United States: + 1-800-860-2442

International:   + 1-412-858-4600

China: 800-712-2304

Hong Kong: 800-962475

The conference ID number is 10014234

A replay of the call will be available until 9:00 a.m. U.S. Eastern Time on May 21, 2012.

The conference call replay numbers are as follows:

United States: + 1-877-344-7529

International:   + 1-412-317-0088

The conference ID number for accessing the recording is 10014234

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp

UTStarcom is a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and Broadband for cable and telecom operators. The Company sells its solutions to operators in both emerging and established telecommunications and cable markets around the world. UTStarcom enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks.

UTStarcom was founded in 1991 and listed on the NASDAQ in 2000. With a new management team in 2011, the Company deployed a revamped growth strategy that concentrates on providing media operation support services through its Video Service Cloud (VSC) platform. UTStarcom has its operational headquarters in Beijing, China and research and development operations in China and India. For more information about UTStarcom, visit the Company’s Web site at http://www.utstar.com.

Safe Harbor Statement

This press release includes forward-looking statements, including statements regarding the Company’s expectations relating to the new operational support services business and the Company’s performance in 2012. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties relate to, among other things, the ability of the Company to realize anticipated results of operational improvements, and the Company’s ability to successfully launch its internet TV platform, and its VSC platform, continue to integrate recent acquisitions, successfully operate its new services business and execute on its business plan and managing regulatory matters.  The risks and uncertainties also include the risk factors identified in the Company’s latest Annual Report on Form 20-F, previous Annual Reports on Form 10-K, Form 10-K/A, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and Form 6-K, as filed with the Securities and Exchange Commission. The Company is in a period of transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and UTStarcom assumes no obligation to update any such forward-looking statement.

For investor and media inquiries, please contact:

Jing Ou-Yang

UTStarcom Holdings Corp.

Tel: +86-10-8520-5153

Email: jouyang@utstar.com

Agustin Bautista

Ogilvy Financial, Beijing

Tel: +86-10-8520-6166

Email: utsi@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: utsi@ogilvy.com

UTStarcom Holdings Corp.

Condensed Consolidated Balance Sheets

(in thousands)

	March 31,	December 31,
	2012	2011
	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash, cash equivalents and short-term investments	$285,364	$303,998
Accounts and notes receivable, net	20,785	20,216
Inventories and deferred costs	147,096	137,484
Prepaids and other current assets	42,245	42,099
Total current assets	495,490	503,797
Long-term assets:
Property, plant and equipment, net	12,082	12,199
Goodwill	13,820	13,820
Intangible assets, net	3,370	3,625
Long-term deferred costs	37,362	39,741
Other long-term assets	28,151	27,758
Total assets	$590,275	$600,940

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$29,577	$23,530
Customer advances	85,465	82,589
Deferred revenue	65,012	64,989
Other current liabilities	42,841	52,679
Total current liabilities	222,895	223,787
Long-term liabilities:
Long-term deferred revenue and other liabilities	105,214	106,114
Total liabilities	328,109	329,901

Total equity	262,166	271,039
Total liabilities and equity	$590,275	$600,940

UTStarcom Holdings Corp.

Condensed Consolidated Statements of Operations

(in thousands)

	Three months ended March 31,
	2012	2011
	(Unaudited)	(Unaudited)
Net sales	$46,658	$61,267
Cost of net sales	28,233	42,203
Gross profit	18,425	19,064
	39.5%	31.1%
Operating expenses:
Selling, general and administrative	14,405	19,297
Research and development	7,127	7,564
Amortization of intangible assets	310	310
Restructuring	544	3,064
Net gain on divestiture	(198)	(34)
Total operating expenses	22,188	30,201

Operating loss	(3,763)	(11,137)

Interest income, net	428	439
Other income (expense), net	555	953
Loss before income taxes	(2,780)	(9,745)
Income taxes expense	(1,943)	(772)
Net loss	(4,723)	(10,517)

Net loss attributable to noncontrolling interest	565	206
Net loss attributable to UTStarcom Holdings Corp.	$(4,158)	$(10,311)

Net loss per share attributable to UTStarcom Holdings Corp.—Basic & Diluted	$(0.03)	$(0.07)
Weighted average shares outstanding—Basic & Diluted	151,328	154,819

UTStarcom Holdings Corp.

Condensed Consolidated Statements of Cash Flows

(in thousands)

	Three months ended March 31,
	2012	2011
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,723)	$(10,517)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,219	703
Amortization of deferred gain on sale-leaseback	—	(333)
Provision for doubtful accounts	215	2,696
Stock-based compensation expense	736	606
Net gain on divestitures	(198)	(34)
Deferred income taxes	(127)	86
Other	(113)	(137)
Changes in operating assets and liabilities:
Accounts receivable	(913)	(3,543)
Inventories and deferred costs	(2,846)	11,791
Other assets	(1,362)	9,215
Accounts payable	3,956	(5,023)
Income taxes payable	967	598
Customer advances	2,347	9,663
Deferred revenue	(4,877)	(32,559)
Other liabilities	(8,999)	(22,595)

Net cash used in operating activities	(14,718)	(39,383)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(2,446)	(914)
Net proceeds from divestitures	—	34
Change in restricted cash	1,176	(2,739)
Purchase of an investment interest	—	(606)
Purchase of short-term investments	(1,357)	(3,192)
Proceeds from sale of short-term investments	1,848	894
Other	116	138
Net cash used in investing activities	(663)	(6,385)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of common stock	(378)	—
Net cash used in financing activities	(378)	—
Effect of exchange rate changes on cash and cash equivalents	(2,381)	1,094
Net decrease in cash and cash equivalents	(18,140)	(44,674)
Cash and cash equivalents at beginning of period	301,626	351,507
Cash and cash equivalents at end of period	$283,486	$306,833

UTSTARCOM HOLDINGS CORP.

May 16, 2012 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in millions)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Qtr ended
	31-Mar-11	31-Mar-12
GAAP Revenue(a)	$61.3	$46.7

Less: Amortization of PHS Revenue	23.6	—

Non-GAAP Revenue	$37.7	$46.7

(a) GAAP Revenue for each period is the consolidated revenue as reported on Form 10-Q or Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

May 16, 2012 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in millions)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Qtr ended
	31-Mar-11	31-Mar-12
GAAP Gross Profit (a)	$19.1	$18.4
GAAP Gross Margin %	31.1%	39.5%

Less: Gross Profit from Amortization of PHS Revenue	8.2	—

Non-GAAP Gross Profit	$10.9	$18.4
Non-GAAP Gross Margin %	28.8%	39.5%

(a) GAAP Gross Profit and GAAP Gross Margin % for each period is the consolidated gross profit and gross margin % as reported on Form 10-Q or Form 6-K, as applicable, for such period,

UTSTARCOM HOLDINGS CORP.

May 16, 2012 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in millions)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results.  These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Qtr ended
	31-Mar-11	31-Mar-12
GAAP Operating Loss (a)	$(11.1)	$(3.8)

Less: Profit from Amortization of PHS Revenue	8.2	—

Non-GAAP Operating Loss	$(19.3)	$(3.8)

(a)  GAAP Operating Loss for each period is the consolidated operating loss as reported on Form 10-Q or Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

May 16, 2012 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in millions)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Qtr ended
	31-Mar-11	31-Mar-12
GAAP Net Loss Attributable to UTStarcom(a)	$(10.3)	$(4.2)

Less: Profit from Amortization of PHS Revenue	8.2	—

Non-GAAP Net Loss Attributable to UTStarcom	$(18.5)	$(4.2)

(a)  GAAP Net Loss for each period is the consolidated net loss as reported on Form 10-Q or Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

May 16, 2012 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in millions)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization had been excluded in prior years comparatives.  We believe this enables year over year comparisons to our recent financial results.  These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends.  In addition, these adjusted  non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods.  The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Qtr ended
	31-Mar-11	31-Mar-12
GAAP Net Loss Attributable to UTStarcom(a)	$(10.3)	$(4.2)
Less: Profit from Amortization of PHS Revenue	8.2	—
Non-GAAP Net Loss attributable to UTStarcom	(18.5)	(4.2)

Weighted Average Shares Outstanding—Basic & Diluted	151,328	154,819

GAAP Net Loss per Share Attributable to UTStarcom Holdings Corp.—Basic & Diluted(a)	(0.07)	(0.03)
Non-GAAP Net loss per Share Attributable to UTStarcom Holdings Corp.—Basic & Diluted	$(0.12)	$(0.03)

(a)  GAAP Net Loss per Share for each period is the consolidated net loss per share as reported on Form 10-Q or Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

May 16, 2012 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in millions)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Qtr ended
	31-Mar-11	31-Mar-12
Non-GAAP Revenue	$37.7	$46.7
Non-GAAP Gross Profit	10.9	18.4
Non-GAAP Gross Margin %	28.8%	39.5%
Non-GAAP Operating Loss	$(19.3)	$(3.8)
Non-GAAP Net Loss Attributable to UTStarcom	$(18.5)	$(4.2)
Non-GAAP Net loss per Share Attributable to UTStarcom Holdings Corp.—Basic & Diluted	$(0.12)	$(0.03)

Please refer to the preceding reconciliation tables for the adjustments to GAAP Revenue, Gross Profit, Operating Loss, Net Loss and EPS.

UTStarcom Holdings Corp. First Quarter 2012 Results NASDAQ: UTSI May 2012 Mr. Jack Lu, CEO Ms. Jin Jiang, CFO

2 Disclosure & Forward Looking Statements This investor presentation contains forward-looking statements, including statements regarding the Company's expectation regarding its new services business, ability to successfully launch its internet TV platform, expected value and target customers from new products launched and anticipated or assumed future financial results in 2012. Forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company, the Company’s future performance and the industries in which the Company operates as well as on the Company management's assumptions and beliefs. These forward-looking statements are only predictions and are subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, the ability of the Company to realize anticipated results of operational improvements, and the Company’s ability to successfully launch its internet TV platform, continue to integrate recent acquisitions, successfully operate its new services business, and execute on its business plan and manage regulatory matters, as well as the risk factors identified in the Company’s latest Annual Report on Form 20-F, previous Annual Reports on Form 10-K, Form 10-K/A, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K on Form 6-K, as filed with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date of this investor presentation. The Company is in a period of significant transition and in the conduct of its business is exposed to additional risks as a result. This investor presentation also includes financial guidance and information about the Company previously disclosed during the Company's 2010 and 2011 earnings conference calls and other filings with the Securities and Exchange Commission. Such guidance and information reflects the Company’s information and expectations as of those dates and this presentation is not intended to confirm or update that information and expectations.

3 Agenda Q1 2012 Highlights 1 Q2 2012 VSC Business Forecast Progress of VSC Platform 3 2 Financial Overview 4

4 First Quarter 2012 Highlights Total revenues increased 23.8% year over year to $46.7 million excluding $23.6 million amortization of PHS deferred revenue in Q1 2011 Gross profit increased 69.6% year over year to $18.4 million excluding gross profit related to amortized PHS deferred revenue in Q1 2011 Gross margin was 39.5% compared to 31.1% in the year ago period gross margin was 28.8% in Q1 2011 if PHS deferred revenue is excluded Operating expenses decreased 26.5% to $22.2 million Deferred revenue amortization related to PHS was included in 2009, 2010 and 2011 results, however is not included in 2012 results. For comparison reasons, we exclude PHS-related revenue in the first quarter 2011.

 Opportunity - Three Networks Convergence announcement of 42 new trial cities IPTV broadcasting control platform (“IBCP”) wins in Q1 2012 Signed first contract in Chongqing Signed second contract in Hainan Eight IBCP contract wins since 2010 20 of 42 new trial cities will require IPTV broadcasting platforms Target to win approx. 15 of 20 IBCP contracts Further Success in China Market 5 四川网络电视台 CTV 重庆

Continued Investment from Cable Industry 6 Subscribers Total Subscribers of Cable Services (as of December 31, 2011) Demand for upgraded infrastructure capabilities Expect increased demand for our broadband products in 2012 → EPON-EOC product Source: SARFT Report and Guideline Research Report March 2012 and UTStarcom Potential for surge in number of Interactive TV subscribers as cable networks are upgraded

Video Service Cloud Platform (VSC) 7 Cloud-based B2B services include: Video Conference Online Education Online Office Cloud storage and computing for video content RollingStream Technology Video Communication Technology Network Infrastructure Technology Nationwide Broadband Network Strategic Partnership

 8 Progress of VSC in Q1 2012 System Deployment Five internet nodes - Beijing, Shanghai, Maoming, Lanzhou and Hong Kong Video Distribution Network (“VDN”) Service - Commercial Service Ready B2B Cloud Based Service - Video Conference Commercial Service Ready

 9 VSC Development in Q2 2012 System Deployment Target to establish ten more VDN nodes in China More cloud-based B2B services that are commercially - Online office / Online training / Cloud storage & computing

10 Competitive Advantage of VSC Strategic partner with nationwide cable backbone network resource Low Operational Cost Utilize our existing IPTV solutions and broadband products Low Broadband Cost Low CAPEX Cost Leverage our strong relationships with TV stations and cable operators Accelerate growth of Media Operation Support Services Business

 11 Maintain High Standard of Corporate Governance Filed 2011 Form 20-F in a timely manner Successfully completed 404 internal control audit Successfully remediated all material weaknesses reported in 2010 annual report

12 Total Revenue Total revenues increased 23.8% year over year to $46.7 million excluding $23.6 million PHS deferred revenue in the first quarter 2011 Book-to-bill ratio for the first quarter was 0.81 US$(mm) 23.8% y-o-y

13 Gross Margin Improvement Q1 2012 gross margin was 39.5% vs. Q1 2011 gross margin of 31.1% US$ (mm) Gross Profit Comparison Gross Margin Comparison 19.1 (GAAP) Gross Margin excluding PHS deferred revenue in Q1 2011 69.6% y-o-y 37.2% y-o-y

14 Continued Progress in Cost Cutting US$ (mm) Q3 2011 opex included a $4.2 million one-time net gain on divestitures

Operating Result US$ (mm) 15 Net Loss Comparison Operating Loss Comparison US$ (mm)

16 Segment Reporting Note: Deferred revenue related to PHS is included in equipment sales through the end of 2011 at the average rate of $23.8 million per quarter. Gross margin associated with the PHS related deferred revenue is approximately 35%. Revenue by Segment Q1 2012 Q1 2011 Including PHS Excluding PHS Equipment Sales $38.7 $52.8 $29.2 Service Sales Equipment-based 7.8 8.3 8.3 New service 0.23 0.15 0.15 Total $46.7 $61.3 $37.7 US$ (mm)

17 Cash balance of $285.4 million in cash, cash equivalents, and short-term investment Zero debt Q1 2012 Cash Position

18 Quarterly net cash used in operating activities was $14.7 million, compared to $39.4 million in the first quarter of 2011 Collection was weaker due to the Chinese New Year holiday Approximately $7 million corporate shares repurchased as of the end of the first quarter 2012 Cash Flow Analysis

19 Investor Relations Contacts UTStarcom, Investor Relations Jing Ou-Yang Tel: + 8610 8520 5153 Email: jouyang@utstar.com Ogilvy Financial In China: Agustin Bautista Tel: +86-10-8520-6166 Email: utsi@ogilvy.com In the U.S.: Jessica Barist Cohen Tel: +1-646-460-9989 Email: utsi@ogilvy.com